

Mail Stop 3720

August 21, 2009

Mr. Steve Rudish
President, Chief Executive Officer
Executive English Institute, Inc.
5453 Beach Pine Street
Las Vegas, NV 89130

> **Re:** **Executive English Institute, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed on August 12, 2009**
> **File No. 333-158528**

Dear Mr. Rudish:

We have reviewed your responses to the comments in our letter dated July 24, 2009, and have the following additional comments.

<u>General</u>

1. Please file the full Articles of Incorporation of Executive English Institute, Inc. Refer to Item 601(b)(3)(i) of Regulation S-K. We note the document filed as Exhibit 3.1 appears to be a cover page only and states that the Articles of Incorporation are on file with the state of Nevada.

<u>Use of Proceeds, page 15</u>

2. We note your changes in response to our prior comment three in our letter dated July 24, 2009. However, your disclosure is still inconsistent about how long raising only the minimum will allow you to operate. We still note conflicting disclosure in your registration statement indicating that the minimum offering amount will allow you to operate six months and one year. Please reconcile.

<u>Dilution of the Price Paid for Shares, page 16</u>

3. Revise your disclosure to clarify that the change to net tangible book value assumes the sale in the offering of only the 3 million shares being offered by the company and that the existing shareholders retain their 17 million shares. Further, revise the percentage of ownership applicable to both existing shareholders and purchasers of shares in the offering assuming only the 3 million shares being offered by the company are sold.

Increase enrollments in existing courses, page 22

4.   We note your disclosure related to the involvement of third party service providers in assisting students to attend cultural activities in America such as football and baseball games. Explain when these activities will occur in the learning program. In addition, explain in detail what specific service these third parties will be providing and why you believe a large number of students will be able to be accommodated through their service. We note that your targeted student population resides in China, but the cultural activities that are part of your learning program take place in the United States.

Summary Compensation Table, page 28

5.   It appears that the amount in the Restricted Stock Awards column is the number of shares awarded to Mr. Rudish. Please revise to present the dollar amount of restricted stock awards. Refer to item 402(n)(2)(v) of Regulation S-K. In addition, disclose all assumptions made in the estimated fair market valuation or include a cross-reference to a discussion of such assumptions. Refer to Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

Note B. Private Placement, page F-12

6.   Please refer to comment 8 in our letter dated July 24, 2009. It does not appear that any change has been made to the document. The disclosure on page F-12 indicates that you undertook a private placement in December 2008, offering two million shares at a price of $0.005 per share. However, it appears that the private placements occurred in January and February of 2009. Please revise to correct your disclosures.

Statements of Operations, page FF-4

7.   Revise to disclose the nature of the $1200 credit in administration fees recorded in the three months ended May 31, 2009.

Statements of Cash Flows, page FF-5

8.   We note that you included common stock issued for services in the amount of $15,000 as a cash inflow from financing activities. Since this does not represent a cash inflow to the company, revise to present this as a non-cash adjustment to net income (loss) in the operating cash flows section.

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me at (202) 551-3810 with any other questions.

                                  Sincerely,

                                  Larry Spirgel
                                  Assistant Director

Cc: Abby Lynn Ertz, Esq.
Fax: (619) 564-8753